[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]
January 14, 2010
H. Roger Schwall
Brad Skinner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation Registration Statement on Form S-1 Filed May 8, 2008 File No. 333-150760
Dear Mr. Schwall and Mr. Skinner:
     Set forth below are the responses of Noranda Aluminum Holding Corporation (“Noranda” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated July 28, 2008, regarding the Company’s Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and we have enclosed six courtesy copies of such Amendment No. 3 marked to show changes from Amendment No. 2. Because Amendment No. 2 was filed on July 17, 2008, Amendment No. 3 reflects appropriate updated disclosure in addition to the revisions made pursuant to the Staff’s pending comments. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 3.

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

     For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 3.
Form S-1 filed July 17, 2008
General
1.	Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to reflect our financial condition and results of operations as of and for the nine months ended September 30, 2009.

2.	Please provide updated consents with your next amendment.

Response: The Company has filed updated consents with Amendment No. 3. Please see exhibits 23.2, 23.3, 23.4 and 23.5 to Amendment No. 3.

3.	Please modify your presentation of financial information such that the chronological ordering is consistent throughout the filing. We note for example that the chronological ordering of your summary financial information on page 11 does not match that of your audited financial statements on page F-5. Refer to SAB Topic 11:B which can be located on our website at: http://www.sec.gov/interps/account/sabcodet11.htm#11e.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the Financial Statements beginning on page F-1.
Summary Historical and Pro Forma Financial and Other Data, page 8
4.	Please include a vertical black line between the columns noted below to emphasize to readers that the valuation basis between these periods differs and is not comparable.
•	pre-predecessor, pro forma pre-predecessor and predecessor and pro forma Noranda Aluminum Holding on page 10

•	pro forma pre-predecessor and successor on page 10

•	pre-predecessor, predecessor and successor columns on page 11
This comment applies to your selected financial data disclosure on page 47.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 12 and 13 and 46 through 48.

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

5.	We note that you have added footnote (2). Please expand your disclosure to explain why shipments for brokered metal sales were excluded. This comment also applies to your like disclosure on pages 48 and 49.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see footnote (10) on page 15 and pages 47 and 48. In addition, the Company respectfully advises the Staff that, as disclosed in our filings, pricing in the downstream business is generally based on a “pass through” model, where the price of the end product is equal to the cost of the metal plus a fabrication premium. The brokered metal sales were the sale of excess metal quantities, primarily to brokers or other manufacturers, and were not subject to a fabrication premium. Therefore, in our footnotes to the financial data tables, we have disclosed the dollar amount of revenue associated with brokered metal sales, and have excluded brokered metal quantities from our pounds shipped disclosures, so the reader may make the correct comparison of downstream revenue and shipments.

6.	Please remove your disclosure of cash flow data under the captions labeled as pro forma.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 12 and 47.

7.	Please explain to us how footnote (6) relates to the balance sheet data reported.

Response: The Company has revised the Registration Statement in response to the Staff’s comment by deleting footnote (6).

8.	Please modify your notes to provide disclosure of EBITDA apart from Adjusted EBITDA. This comment also applies to your disclosure on pages 68 through 71.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 14, 17 through 21 and 78 through 81.

9.	We note that you continue to disclose Adjusted EBITDA along side EBITDA in your Summary and Selected Financial Data. You disclose in note (7) on page 12 that your “credit documents and the indentures governing the notes require [you] to meet or exceed specified minimum financial performance thresholds, some of which require the calculation of Adjusted EBITDA.” We also note that you indicate that you have provided Adjusted EBITDA because you “believe it provides investors with additional information to evaluate [your] ability to meet debt covenants and incur additional debt.” You disclose on page 67 that the covenants contained in certain debt agreement require you to maintain the following defined ratios:
•	Adjusted EBITDA to fixed charges

•	Net senior secured debt to Adjusted EBITDA

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

Given that Adjusted EBITDA is one component used to calculate the financial performance threshold requirements of certain of your debt arrangements it is unclear how the measure by itself provides information for the evaluation of your ability to meet debt covenants and incur additional debt. Please remove this disclosure from your disclosure of Adjusted EBITDA from your summary and selected financial data to avoid investor confusion.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 12 through 16 and 46 through 48.

10.	We have reviewed your response to prior comment seven and note that you believe including the effects of a purchase accounting basis adjustment for inventory is inconsistent with the purpose of presenting production cost.” Given that the amount of purchase price allocated to inventory at the time of the acquisition represents the cost of the inventory to the acquirer at the time of the transaction, it continues to be unclear why exclusion of this amount from your production cost measure is consistent with the purpose of presenting this measure. The price that the acquirer paid for that inventory is its cost at the date of the acquisition. As such, it appears you need to modify your calculation.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 18 and 79.

11.	We note that you have disclosed in note (9) the year ends December 31, 2006 and 2007, as well as the three months ended March 31, 2007 and 2008. We note that these periods are not consistent with the periods reported on page 11 which reflect the changes in your ownership. Please modify your disclosure to report the same periods as presented on page 11.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see note (11) (which was previously note (9)) on pages 15 and 16.

12.	Please remove your disclosure of aggregated financial data you have presented in both notes (9)(c) and (10).

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove aggregated financial data in note 11(d) (which was previously note 9(c)). Please see page 16. However, the Company respectfully advises the Staff that the ratios presented in the section titled “Covenant Compliance” beginning on pages 17 and 78 are required to be calculated on a trailing twelve months basis pursuant to our credit agreement and the indentures governing the notes. Therefore, in order to provide investors with these ratios, the Company has retained certain aggregated financial data in the Registration Statement.

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

13.	Please disclose a separate column for historical financial information for the three months ended March 31, 2007 on page 11.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it has replaced the historical financial information for the three months ended March 31, 2007 and 2008 with historical financial information for the nine months ended September 30, 2008 and 2009 in accordance with Rule 3-12 of Regulation S-X. Please see page 12.
Selected Historical Financial Data, page 48
14.	Please remove the combined cash flow data described in note (4).

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 47.

15.	Please disclose a separate column for historical financial information for the three months ended March 31, 2007 and 2008 on page 49.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it has replaced the historical financial information for the three months ended March 31, 2007 and 2008 with historical financial information for the nine months ended September 30, 2008 and 2009 in accordance with Rule 3-12 of Regulation S-X. Please see pages 46 and 47.
Supplemental Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2006
16.	Please explain in greater detail why you have adjusted your pro forma selling, general and administrative expenses for item (3)(ii), the elimination of certain pension expenses, primarily for amortization of actuarial losses, transition obligations and prior service costs. Refer to Rule 11-01 (b)(6) of Regulation S-X. This comment also applies to your like adjustment disclosed in note (3) on pages 51 and 52.

Response: The Company respectfully informs the Staff that it adjusted selling, general and administrative expenses to eliminate the amortization of actuarial losses, transition obligations and prior service costs because had the acquisition occurred on January 1, 2006, the balances of unrecognized actuarial losses, transition obligations and prior service cost recorded in accumulated other comprehensive income would have been eliminated when the fair value of the pension obligations was recorded. Correspondingly, the amortization related to these balances also would have been eliminated. The Company believes:
i)	the decrease in the pension expense is directly attributable to the transactions;

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

ii)	the adjustment is expected to have a continuing impact on the Company as no balances are being amortized from accumulated other comprehensive income to the statement of operations subsequent to the consummation date; and

iii)	the adjustment is factually supportable as it is calculated using amounts recognized in accumulated other comprehensive income.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53
Results of Operations, page 59
17.	We note that a decrease in third party shipments contributed in part to the decrease in your sales results for the first quarter of 2008. Please discuss the underlying reasons, if known, for the decrease in third party shipments and whether you anticipate any further decreases or you believe this is part of a trend.

Response: The Company has revised the Registration Statement in response to the Staff’s comments. The Company respectfully advises the Staff that it has replaced the discussion of the results of operations for the three months ended March 31, 2007 compared to the three months ended March 31, 2008 with a discussion of the results of operations for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2009. Please see page 71.
Business, page 76
18.	Please revise your disclosure to identify “the leading metals consultancy company” to which you refer on pages 76 and 79.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 86, 97 and 100.
Raw Materials, page 83
19.	We note the disclosure on page 83 regarding the terms of the contract entered into for the transport of bauxite from St Ann to Gramercy. Please provide for our review a copy of the contract referenced. Additionally, please advise us of whether the company can readily substitute the third party with which it has contracted. We may have further comment.

Response: The Company respectfully advises the Staff that the Company does not consider this transportation contract a material contract to the Company. The Company does not believe that it is substantially dependent upon this contract. If the contract was terminated, the Company believes that it could replace the contract without a significant negative impact on the Company’s results of operations.

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

Executive Compensation, page 98
2007 Annual Incentive Plan, page 100
20.	We note the analysis provided in response to prior comment 20 and reissue the comment in part. In order to facilitate an understanding of how the named executives achieved 50% of their bonus opportunity, please revise to disclose the company-wide EBITDA, cash flow and safety performance metrics.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 111.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53
21.	Please expand your Management’s Discussion and Analysis to address the audited and interim historical periods as disclosed on page 11, including March 31, 2007. Please provide a presentation such that the audited historical periods of your operations is the primary focus of your Management’s Discussion and Analysis, and is supplemented with the discussion of pro forma results.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 62 through 65.
Liquidity and Capital Resources, page 65
22.	Please remove your disclosure of Aggregated financial information on pages 69 and 70.

Response: The Company respectfully advises the Staff that the ratios presented in the section titled “Covenant Compliance” are required to be calculated on a trailing twelve months basis pursuant to our credit agreement and the indentures governing our notes. Therefore, in order to provide investors with these ratios, the Company has retained certain aggregated financial data in the Registration Statement.
Financial Statements
Gramercy Alumina LLC
Report of Independent Registered Public Accounting Firm, page F-75
23.	We have reviewed your response to prior comment number two issued in our letter dated July 9, 2008. Please modify your presentation to label the amounts for 2006 as “Unaudited.” This comment applies to both sets of Rule 3-09 financial statements included in your document.

Mr. Schwall & Mr. Skinner
Securities and Exchange Commission
January 14, 2010

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-101 through F-114.
St. Ann Bauxite Limited
Report of Independent Registered Public Accounting Firm, page F-89
24.	We note that the report indicates the audit was conducted “in accordance with the auditing standards of the Public Accounting Oversight Board.” Please file a report which indicates that the audit was conducted “in accordance with the standards of the Public Accounting Oversight Board.” Refer to AS 1.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-4.
* * * * *
     Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely, /s/ Andrew J. Nussbaum Andrew J. Nussbaum